Exhibit 99.2

EKSPORT FINANS NORWAY

Investor information from Eksportfinans November 27, 2011

EKSPORT FINANS NORWAY Forward-looking statements The statements contained -looking herein meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, the forward-looking statements included herein should not be regarded as a representation that the plans and objectives discussed herein will be achieved. See the Company’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

EKSPORT FINANS NORWAY Based on enquiries from market participants, Eksportfinans has prepared the forecasted summary balance sheet and equity ratio data included in this presentation. The information is given to substantiate capitalized, has a good liquidity situation and that it has every intention to honor all of its obligations once they come due. These previous statements still remain valid.

EKSPORT FINANS NORWAY Principles and assumptions used to derive the forecasted information No new lending will be issued All scheduled payments to the Company will be made by counterparties in accordance with scheduled due dates. Any delay in payments being made or received may impact the forecast numbers in any period. For the structured notes which are included in the bond debt figures, call and trigger dates are estimated using models and have been used in determinating classification of the maturities. For some issues with call and trigger optionality, the expected maturity is estimated using a sophisticated valuation system. Structured bond debt with uncertain maturities are linked to developments in for example fx-rates, equities, indices or commodities. Only NOK 8 million can be exercised by investors. Certain swap counterparties can in aggregate exercise calls of approximately NOK 13 billion in 2012 in addition to the numbers based on expected maturities. If they do so the company is not obliged to cancel the corresponding notes. For the rest of the structured funding with uncertain maturity (NOK 60 billion), only external factors can trigger a premature call of the transaction. In this presentation equity is kept at a level so that large exposures will be within the regulatory capital. Forecasted dividend payments have been set to accommodate this. There will be no issuance of new capital contribution securities or subordinated debt. Existing securities and debt will be kept to contractual maturity. There will be no new commercial paper borrowings issued after 2011. All numbers are given in Norwegian kroner. Currency fluctuations may impact the numbers going forward. Exchange under our CSA agreements may impact the size of the liquidity portfolio. The forecasted information has not been audited.

EKSPORT FINANS NORWAY 5 Forecasted break down of assets as of years ended December 31, 2011-2017 200 175 150 125 100 75 50 25 0 2011 2012 2013 2014 2015 2016 2017 24 35 10 110 13 28 9 87 9 19 8 66 7 24 5 53 5 29 4 30 4 20 3 22 2 19 3 18 NOK billion Export Lending Municipal lending Liquidity reserve PHA Portfolio Deposits

EKSPORT FINANS NORWAY Summary forecasted balance sheet data as of years ended December 31, 2011-2017 ASSETS 2011 2012 2013 2014 2015 2016 2017 Cash Equivalents 4 4 4 4 4 4 4 Loans 120 96 74 58 34 25 21 Securities - Liquidity reserve 35 28 19 23 29 20 19 Securities - PHA portfolio 24 13 9 8 5 4 2 DEBT 2011 2012 2013 2014 2015 2016 2017 Commercial Paper Debt 10 - - - - - -Bond Debt 167 135 100 87 67 49 41 Subordinated debt 1 1 1 1 - - - Equity 5 5 5 5 5 5 5 All numbers in billion NOK

EKSPORT FINANS NORWAY Forecasted other data as of years ended December 31, 2011-2017 NOK million 2011 2012 2013 2014 2015 2016 2017 Core Tier 1 equity ratio 13,0% 15,1% 18,9% 21,4% 27,6% 33,0% 36,4 % Tier 1 equity ratio 14,4% 16,7% 18,9% 21,4% 27,6% 33,0% 36,4 % Tier 2 equity ratio 17,2% 19,2% 21,0% 22,8% 27,9% 33,4% 36,9 % Leverage ratio 2,0% 2,5% 3,3% 3,6% 4,2% 5,2% 5,7 % Large exposures limit 1 302 1 252 1 094 1 018 933 905 884